SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934

Omniture, Inc.

(Name of Subject Company)

Omniture, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

68212S109

(CUSIP Number of Class of Securities)

Shawn J. Lindquist

Chief Legal Officer

Omniture, Inc.

550 East Timpanogos Circle

Orem, Utah 84097

(801) 722-7000

(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With copies to:

Patrick J. Schultheis, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 701 Fifth Avenue, Suite 5100 Seattle, WA 98104 (206) 883-2500	Martin W. Korman, Esq. Bradley L. Finkelstein, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-6811

☒   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following items that are posted to the website http://www.adobe.com/aboutadobe/invrelations/adobeandomniture.html that was linked to the Joint Press Release of Omniture, Inc. and Adobe Systems Incorporated issued on September 15, 2009: (i) information posted on the website, (ii) Adobe to Acquire Omniture — Frequently Asked Questions and (iii) Adobe and Omniture — Facts at a Glance.

On September 15, 2009, Adobe Systems Incorporated (Nasdaq: ADBE) and Omniture, Inc. (Nasdaq: OMTR) announced the two companies have entered into a definitive agreement for Adobe to acquire Omniture in a transaction valued at approximately $1.8 billion on a fully diluted equity-value basis.  Under the terms of the agreement, Adobe will commence a tender offer to acquire all of the outstanding common stock of Omniture for $21.50 per share in cash.

Adobe’s acquisition of Omniture furthers its mission to revolutionize the way the world engages with ideas and information. By combining Adobe’s content creation tools and ubiquitous clients with Omniture’s Web analytics, measurement and optimization technologies, Adobe will be well positioned to deliver solutions that can transform the future of engaging experiences and e-commerce across all digital content, platforms and devices.

The combination of the two companies will increase the value Adobe delivers to customers. For designers, developers and online marketers, an integrated workflow—with optimization capabilities embedded in the creation tools—will streamline the creation and delivery of relevant content and applications. This optimization will enable advertisers and advertising  agencies, publishers, and e-tailers to realize greater ROI from their digital media investments and improve their end users’ experiences.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

At the time the tender offer is commenced, a subsidiary of Adobe intends to file with the SEC and mail to Omniture’s stockholders a Tender Offer Statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal and other related documents, and Omniture intends to file with the SEC and mail to its stockholders a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the transaction. These documents will contain important information about Adobe, Omniture, the transaction and other related matters. Investors and stockholders are urged to read each of these documents carefully when they are available. Investors and stockholders will be able to obtain free copies of  the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement and other documents filed with the SEC by Adobe and Omniture through the web site maintained by the SEC at www.sec.gov In addition, investors and stockholders will be able to obtain free copies of these documents by contacting the Investor Relations departments of Adobe or Omniture.

Adobe to Acquire Omniture

Frequently Asked Questions

Adobe’s acquisition of Omniture strengthens its mission of revolutionizing how the world engages with ideas and information. By combining Adobe’s content creation tools and ubiquitous clients with Omniture’s analytics and optimization technologies, Adobe is positioned to deliver a platform that transforms the future of engaging experiences and ecommerce across all digital content, platforms and devices.

The transaction is expected to close in Adobe’s Q4 FY09.  Until then, the companies will operate as separate entities.  Please refer to adobe.com as additional updates on the acquisition are made available.

General Questions

•      What value does the combination of Adobe and Omniture bring to customers?  The combination of the two companies will increase the value Adobe delivers to customers. For designers, developers and online marketers, an integrated workflow—with optimization capabilities embedded in the creation tools—will streamline the creation and delivery of relevant content and applications. This optimization will enable advertisers, advertising agencies, publishers and e-tailers to realize greater ROI from their digital media investments and improve their end users’ experiences.

•      What does Omniture bring to Adobe? This acquisition will expand Adobe’s addressable market and growth potential, broadening the solutions Adobe provides to the rapidly growing internet advertising, e-commerce and digital media markets. The combination will also expand Adobe’s offering of mission-critical solutions to the enterprise customer, especially chief marketing officers.  Finally, the acquisition of Omniture will further diversify Adobe’s business, adding a scalable SaaS platform that captures over a trillion transactions per quarter, an expansive partner ecosystem, and a recurring revenue model.

•      What does Adobe bring to Omniture? By joining forces with Adobe, Omniture will improve its ability to integrate measurement into the front end of the content creation process and optimize the user experience for websites, applications, advertising, mobile, video and other emerging digital media. Joining Adobe will also provide global operational scale and the ability to more quickly penetrate new geographies and markets such as government and mobile, thereby accelerating Omniture’s go-to-market strategy and growth potential.

Customers

•      Will there be a change in how I purchase and obtain support for my Omniture products during the transition?   Will there be a change to my other contacts at Omniture?  Until the acquisition closes, Adobe and Omniture will continue to operate as separate companies.  Customers and partners should continue to work with their existing Omniture contacts.  Once the acquisition closes, we are committed to a smooth transition for Omniture customers and partners.

Transaction and Stockholder Details

•      What are the terms of the acquisition?  The two companies have entered into a definitive agreement for Adobe to acquire Omniture in a transaction valued at approximately $1.8 billion on a fully diluted equity-value basis.  Under the terms of the agreement, Adobe will commence a tender offer to acquire all of the outstanding common stock of Omniture for $21.50 per share in cash.

•      What is required to close the transaction and when is it expected to close?  The completion of the transaction is conditioned upon customary closing conditions, including receipt of certain regulatory approvals.  We expect the transaction to close in Adobe’s Q4 FY09.

•      What is the next step in the transaction?  Adobe intends to commence the tender offer as promptly as practicable.  In order to commence the tender offer, Adobe’s wholly owned subsidiary, Snowbird Acquisition Corporation, will file with the SEC a tender offer statement on Schedule TO, including an offer to purchase and related materials.  All of these materials will be available free of charge, once filed, from the SEC website at www.sec.gov, from the information agent and dealer manager named in the tender offer materials or from Snowbird Acquisition Corporation.

At the time the tender offer is commenced, a subsidiary of Adobe intends to file with the SEC and mail to Omniture’s stockholders a Tender Offer Statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal and other related documents, and Omniture intends to file with the SEC and mail to its stockholders a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the transaction. These documents will contain important information about Adobe, Omniture, the transaction and other related matters. Investors and stockholders are urged to read each of these documents carefully when they are available. Investors and stockholders will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement and other documents filed with the SEC by Adobe and Omniture through the web site maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of these documents by contacting the Investor Relations departments of Adobe or Omniture.

Adobe Systems Incorporated	Omniture, Inc.

MARKET:	MARKET:
Business, creative and mobile software solutions	Web analytics and online business optimization software and services

TICKER SYMBOL: ADBE (NASDAQ)	TICKER SYMBOL: OMTR (NASDAQ)

MARKET CAP: $18.19 billion (as of 9/11/09)	MARKET CAP: $1.29 billion (as of 9/11/09)

HEADQUARTERS: San Jose, Calif.	HEADQUARTERS: Orem, Utah

FOUNDED: 1982	FOUNDED: 1996

PRESIDENT & CEO: Shantanu Narayen	CO-FOUNDER & CEO: Josh James

EMPLOYEES: Approx. 7,560 worldwide	EMPLOYEES: Approx. 1,200 worldwide

FY 08 REVENUE: US $3.58 billion (FYE Nov. 28, 2008)	FY 08 REVENUE: US $295.6 million (FYE Dec. 31, 2008)

CUSTOMERS:	CUSTOMERS:
Creative professionals; publishers, syndicators and merchandisers; enterprises; knowledge workers; and application developers worldwide	Web analysts, online marketers, e-commerce merchandisers, chief marketing officers worldwide

MARKET PRESENCE:

•      Adobe operates in 40 countries worldwide

•      Adobe Flash Player content reaches over 98% of Internet-enabled desktops and more than 80% of on online videos worldwide are viewed using Adobe Flash technology, making Flash the #1 format for video on the Web

•      Adobe Reader software is distributed in 26 languages on 10 major platforms worldwide

•      One million designers and developers use Adobe Flash

•      Award-winning software Creative Suite®, Photoshop®, and Acrobat® that spans all industries, serving customers of every size

MARKET PRESENCE:

•      Omniture operates in over 20 countries worldwide

•      Omniture is the largest provider of Web analytics and online business optimization solutions

•      More than 5,000 customers worldwide, including Fortune 100 companies, major retailers and leading e-commerce sites

•      Product portfolio of 12 products across online analytics, multi-channel analytics, acquisition and conversion

•      Over 17,000 servers in global data centers, capturing more than 1 trillion digital transactions per quarter

At the time the tender offer is commenced, a subsidiary of Adobe intends to file with the SEC and mail to Omniture’s stockholders a Tender Offer Statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal and other related documents, and Omniture intends to file with the SEC and mail to its stockholders a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the transaction. These documents will contain important information about Adobe, Omniture, the transaction and other related matters. Investors and stockholders are urged to read each of these documents carefully when they are available. Investors and stockholders will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement and other documents filed with the SEC by Adobe and Omniture through the web site maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of these documents by contacting the Investor Relations departments of Adobe or Omniture.